Exhibit 99.2

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Statements of Comprehensive Income for the six months ended December 31, 2023 and the Period from October 14, 2022 (Inception) through December 31, 2022	F-2
Statements of Financial Position as of December 31, 2023 (Unaudited) and June 30, 2023 (Audited)	F-3
Unaudited Statements of Changes in Equity for the six months ended December 31, 2023 and the Period from October 14, 2022 (Inception) through December 31, 2022	F-4
Unaudited Statements of Cash Flows for the six months ended December 31, 2023 and the Period from October 14, 2022 (Inception) through December 31, 2022	F-5
Notes to the Unaudited Financial Statements	F-6

CRITICAL METALS CORP

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE HALF YEAR ENDED 31 DECEMBER 2023 AND
THE PERIOD FROM OCTOBER 14, 2022 (INCEPTION)
THROUGH DECEMBER 31, 2022

(UNAUDITED)

	Note	31 December 2023 $	31 December 2022 $
Continuing operations
Merger expenses	4	(113,017)	(22,172)
Loss before income tax		(113,017)	(22,172)
Income tax expense	5	—	—
Loss after tax		(113,017)	(22,172)

Loss per share for the year
Basic loss per share	9	(1,130)	(222)
Diluted loss per share	9	(1,130)	(222)

The above Statements of Comprehensive Income is to be read in conjunction with the Notes to the Financial Statements.

CRITICAL METALS CORP

STATEMENTS OF FINANCIAL POSITION

AS AT 31 DECEMBER 2023

(UNAUDITED)

	Note	31 December 2023 $	30 June 2023 $
ASSETS
Current Assets
Other receivables	6	3,125	3,033
Total Current Assets		3,125	3,033

TOTAL ASSETS		3,125	3,033

LIABILITIES
Current Liabilities
Trade and other payables	7	25,671	63,501
Related party payable	8	185,542	34,603
Total Current Liabilities		211,213	98,104

TOTAL LIABILITIES		211,213	98,104

NET ASSETS		(208,088)	(95,071)

EQUITY
Share capital	9	—	—
Retained earnings		(208,088)	(95,071)

TOTAL EQUITY		(208,088)	(95,071)

The above Statements of Financial Position is to be read in conjunction with the Notes to the Financial Statements.

CRITICAL METALS CORP

STATEMENTS OF CHANGES IN EQUITY

FOR THE HALF YEAR ENDED 31 DECEMBER 2023 AND
THE PERIOD FROM OCTOBER 14, 2022 (INCEPTION)
THROUGH DECEMBER 31, 2022

(UNAUDITED)

	Note	Share Capital $	Retained Earnings $	Total Equity $
At 14 October 2022		—	—	—
Loss for the year		—	(22,172)	(22,172)
Total comprehensive loss for the year		—	(22,172)	(22,172)

Issue of shares	9	—	—	—
At 31 December 2022		—	(22,172)	(22,172)

At 1 July 2023		—	(95,071)	(95,071)
Loss for the year		—	(113,017)	(113,017)
Total comprehensive loss for the year		—	(113,017)	(113,017)

Issue of shares	9	—	—	—
At 31 December 2023		—	(208,088)	(208,088)

The above Statements of Changes in Equity is to be read in conjunction with the Notes to the Financial Statements.

CRITICAL METALS CORP

STATEMENTS OF CASH FLOWS

FOR THE HALF YEAR ENDED 31 DECEMBER 2023 AND
THE PERIOD FROM OCTOBER 14, 2022 (INCEPTION)
THROUGH DECEMBER 31, 2022

(UNAUDITED)

	Note	31 December 2023 $	31 December 2022 $
Cash flows from operating activities
Payments to suppliers and employees		(143,267)	—
Proceeds from related party borrowings	8	143,267	—
Net cash (used in) operating activities	12	—	—

Net increase/(decrease) in cash and cash equivalents		—	—
Cash and cash equivalents at beginning of year		—	—
Effects on exchange rate fluctuations on cash held		—	—
Cash and cash equivalents at end of year		—	—

The above Statements of Cash Flows is to be read in conjunction with the Notes to the Financial Statements.

CRITICAL METALS CORP
NOTES TO THE FINANCIAL STATEMENTS
(UNAUDITED)

1.	CORPORATE INFORMATION

The financial report of Critical Metals Corp (the Company) for the half year ended 31 December 2023 was authorised for issue in accordance with a resolution of the directors on 26 March 2024.

On 28 July 2022, the Company entered into a non-binding indicative term sheet (NBIO) with a US company listed on the NASDAQ, Sizzle Acquisition Corp. (NASDAQ: SZZL) (Sizzle), pursuant to which the parties agreed the indicative, non-binding terms on which the Company will effectively sell down its shareholding in the Company, ECM Lithium and ECM Lithium AT Operating GmbH (collectively EUR Austria), which hold the Wolfsberg Lithium Project and certain other mineral permits prospective for lithium in Austria, in consideration for the issue of shares representing an approximate 80% ownership interest in a newly-formed combined entity incorporated in the British Virgin Islands and named “Critical Metals Corp.” (CRML), which is expected to be listed on NASDAQ (Transaction). On 24 October 2022, the Company entered into a binding merger agreement (on terms consistent with the NBIO) between the Company, EUR Austria, Sizzle and other parties (Merger Agreement) and agreements which form exhibits to the Merger Agreement namely the investors agreement, the registration rights agreement and the lock-up agreement. The Transaction has been approved by shareholders of European Lithium Ltd, the parent entity of the Company on 20 January 2023. Subsequent to the period end, Sizzle stockholders approved the Transaction as a special meeting held on 22 February 2024 and approval for Critical Metals’ shares to be listed on the Nasdaq was received on 26 February 2024. CRML subsequently commenced trading on the Nasdaq on 28 February 2024.

The Company is incorporated in the British Virgin Islands and is a company limited by shares. The registered office of the Company is at Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The Company was incorporated on 14 October 2022 for the purposes of the Transaction, as such the nature of the operations and principal activities of the Company during the period was to merge with EUR Austria whose activities are lithium exploration in Austria.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Basis of preparation

The financial report is a general-purpose financial report, which has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Company is a for-profit entity for the purpose of preparing the financial statements.

The financial report has also been prepared on the accruals basis and historical cost basis.

The accounting policies set out below have been applied consistently to all periods presented in the financial report except where stated.

b) Going concern

The financial statements of the Company have been prepared on a going concern basis which contemplates the continuity of normal business activities and the realization of assets and the settlement of liabilities in the ordinary course of business.

For the half-year ended 31 December 2023 the Company incurred a loss after income tax of $113,017 (31 December 2022: $22,172 loss), net cash outflows from operating activities of $nil (31 December 2022: $nill), a working capital deficit of $208,088 (30 June 2023: $95,071 deficit) and at that date had cash on hand of $nil (30 June 2023: $nil).

The Company’s ability to continue as a going concern and to continue to fund its planned expanded activities is dependent on raising further capital, continued support from creditors and related parties and reducing operational costs.

CRITICAL METALS CORP
NOTES TO THE FINANCIAL STATEMENTS
(UNAUDITED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

These conditions indicate a material uncertainty that may cast a significant doubt about the Company’s ability to continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business.

The Company believes that it is reasonably foreseeable that the Company will continue as a going concern and that it is appropriate to adopt the going concern basis in the preparation of the financial report after consideration of the following factors:

●	The Company continues to seek funding options required to undertake its next phase of exploration activities; and

●	Continued support from European Lithium in the form of short term funding.

Should the Company not be able to continue as a going concern, it may be required to realise its assets and discharge its liabilities other than in the ordinary course of business. The financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts or liabilities that might be necessary should the Company not continue as a going concern.

c)	Application of new and revised accounting standards

Changes in accounting policies on initial application of Accounting Standards

In the half year ended 31 December 2023 and 2022, the Directors have reviewed all of the new and revised Standards and Interpretations issued by the IASB that are relevant to the Company and effective for the full year reporting periods beginning on or after 1 July 2023. As a result of this review, the Directors have applied all new and amended Standards and Interpretations that were effective as at 1 July 2023 with no material impact on the amounts of disclosures included in the financial report.

New accounting standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2023 and 2022 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations has not identified any impact.

d)	Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. There are no key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period.

e)	Cash and cash equivalents

Cash and cash equivalents in the Statement of Financial Position comprise cash at bank and in hand and short-term deposits with an original maturity of six months or less.

For the purposes of the Statement of Cash Flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Restricted cash in the Statement of Financial Position refers to cash that is held for a specific reason and not available for immediate business use.

CRITICAL METALS CORP
NOTES TO THE FINANCIAL STATEMENTS
(UNAUDITED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

f)	Other receivables

Other receivables measured at amortised cost, the Company recognises lifetime expected credit losses when there has been a significant increase in credit risk since initial recognition. If the credit risk on the financial instrument has not increased significantly since initial recognition, the Company measures the loss allowance for that financial instrument at an amount equal to expected credit losses within the next 12 months.

The Company considers an event of default has occurred when a financial asset is more than 120 days past due or external sources indicate that the debtor is unlikely to pay its creditors, including the Company. A financial asset is credit impaired when there is evidence that the counterparty is in significant financial difficulty or a breach of contract, such as a default or past due event has occurred. The Company writes off a financial asset when there is information indicating the counterparty is in severe financial difficulty and there is no realistic prospect of recovery.

g)	Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

Deferred tax is provided on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences except:

●	When the deferred tax liability arises from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither the accounting profit nor taxable profit or loss; or

●	When the taxable temporary difference arises from the initial recognition of goodwill; or

●	When the taxable temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, and the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which the deductible temporary differences or unused tax losses and tax offsets can be utilised, except:

●	When the deductible temporary difference giving rise to the asset arises from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither accounting profit nor taxable income; or

●	When the deductible temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

CRITICAL METALS CORP
NOTES TO THE FINANCIAL STATEMENTS
(UNAUDITED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset when they relate to the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

h)	Value added tax

Revenues, expenses and assets are recognised net of the amount of VAT except:

●	When the VAT incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the VAT is recognised as part of the cost acquisition of the asset or as part of the expense item as applicable; and receivables and payables are stated with the amount of VAT included.

●	The net amount of VAT recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the VAT component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of VAT recoverable from, or payable to, the taxation authority.

i)	Trades and other payables

Trade payables and other accounts payable are carried at amortised cost and represent liabilities for goods and services provided to the Company prior to the end of the financial year that are unpaid and arise when the Company becomes obliged to make future payments in respect of the purchase of those goods and services.

j)	Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business are not included in the cost of the acquisition as part of the purchase consideration.

k)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Board of Directors who is responsible for making strategic decisions.

3.	SEGMENT INFORMATION

IFRS 8 Operating Segments requires operating segments to be identified on the basis of internal reports that are regularly reviewed by the Chief Operating Decision Maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. In the case of the Company the CODM are the executive management team and all information reported to the CODM is based on the results of the Company as one operating segment, as the Company’s activities relate to mineral exploration. Accordingly, the Company has only one reportable segment.

CRITICAL METALS CORP
NOTES TO THE FINANCIAL STATEMENTS
(UNAUDITED)

4.	EXPENSES FROM CONTINUING OPERATIONS

	Half-year ended 31 December 2023 $	Period from 14 October 2022 (Inception) through 31 December 2022 $
Merger Expenses
Merger expenses(i)	(113,017)	(22,172)
	(113,017)	(22,172)

(i)	In accordance with the terms of the Transaction (Refer to Note 1), the Company will be reimbursed for certain expenses incurred upon the closing of the Transaction.

5.	INCOME TAX

Profits are taxed at the standard corporate income tax (CIT) rate of 0% in the British Virgin Islands, and as such there is no net unrecognized tax assets or liabilities brought to account as of 31 December 2023 (30 June 2023: $nil).

6.	OTHER RECEIVABLES

	31 December 2023 $	30 June 2023 $
Prepayments	3,125	3,033
	3,125	3,033

7.	TRADE AND OTHER PAYABLES

	31 December 2023 $	30 June 2023 $
Trade payables	25,671	32,661
Other payables	—	30,840
	25,671	63,501

8.	SHORT TERM LOAN PAYABLE

	31 December 2023 $	30 June 2023 $
Related party payable	185,542	34,603
	185,542	34,603

During the half year ended 31 December 2023 and the year ended 30 June 2023, European Lithium Ltd paid for invoices on behalf of the Company in respect to the Transaction. in accordance with the terms of the business combination agreement, the balance will be repaid upon the closing of the Transaction.

CRITICAL METALS CORP
NOTES TO THE FINANCIAL STATEMENTS
(UNAUDITED)

9.	SHARE CAPITAL

	31 December 2023 No of shares	31 December 2023 $
Opening balance	—	—
Shares issued upon incorporation of the Company (par value of $0.001 each)	100	—
Total share capital	100	—

	30 June 2023 No of shares	30 June 2023 $
Opening balance	—	—
Shares issued upon incorporation of the Company (par value of $0.001 each)	100	—
Total share capital	100	—

Terms and conditions of contributed equity

Fully paid ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from sale of all surplus assets in proportion to the number of paid up shares held.

Fully paid ordinary shares entitle their holder to one vote, either in person or by proxy, at any shareholders’ meeting of the Company.

10.	LOSS PER SHARE

	Half-year ended 31 December 2023 $	Period from 14 October 2022 (Inception) through 31 December 2022 $
Loss used in the calculation of basic and dilutive loss per share	(113,017)	(22,172)

	Half-year ended 31 December 2023 $ per share	Period from 14 October 2022 (Inception) through 31 December 2022 $ per share
Loss per share:
Basic loss per share	(1,130)	(222)
Diluted loss per share	(1,130)	(222)

	31 December 2023 Number	31 December 2022 Number
Weighted average number of shares	100	100

There are dilutive potential ordinary shares on issue at balance date. Given the Company has made a loss and has no warrants on issue, there is no dilution of earnings hence the diluted loss per share is the same as for basic loss per share.

CRITICAL METALS CORP
NOTES TO THE FINANCIAL STATEMENTS
(UNAUDITED)

11.	COMMITMENTS AND CONTINGENCIES

a)	Commitments

The Company has no commitments as at 31 December 2023 and 2022.

b)	Contingencies

On 6 July 2023, the Company entered into a share subscription facility for up to US$125 million from GEM Global Yield LLC SCS (GEM), a Luxembourg based private alternative investment group (GEM Purchase Agreement). Pursuant to the GEM Purchase Agreement, for a period of 36 months following the closing of the business combination (the Investment Period), the Company is entitled to draw down up to US$125 million of gross proceeds (the Aggregate Limit) from GEM in exchange for ordinary shares of the Company, subject to meeting the terms and conditions of the GEM Purchase Agreement. The price for each ordinary share issued to GEM will be equal to 90% of the average daily closing price of the Company’s ordinary shares during the preceding 30 trading day period. The Company may not draw down an amount at any particular time that exceeds 400% of the average daily trading volume for the preceding 30 trading days. The Company will be obligated to pay a commitment fee to GEM at the closing of the business combination in an amount equal to 1.5% of the Aggregate Limit. The commitment fee is payable in the form of cash or ordinary shares, at the option of the Company. Additionally, at the closing of the business combination the Company will issue a warrant with a 36-month term that will grant GEM the right to purchase ordinary shares in an amount equal to 2.0% of the total number of equity interests outstanding immediately after the business combination. The exercise price per share for the warrants will be the lesser of (i) the closing price of the ordinary shares on the first day of trading upon closing of the business combination, or (ii) the quotient obtained by dividing $972 million by the total number of ordinary shares in the Company. In connection with the GEM Purchase Agreement, the Company and GEM entered into a registration rights agreement (the GEM Registration Rights Agreement), pursuant to which, the Company is required to, as soon as practicable but no later than 30 calendar days following the closing of the business combination, file a registration statement registering the resale of such shares and to use its commercially reasonable efforts to have such registration statement declared effective no later than the 45th day following the filing. Proceeds from the GEM Purchase Agreement are expected to be used to fund the development of the Wolfsberg Project.

On 12 February 2024, the Company entered into a letter agreement with Jett Capital in respect to their fees in connection with the Business Combination. Jett Capital are entitled to a fee of $3,331,718 at closing of the first equity or equity linked offering by, or placement into the Company, a fee of $3,331,718 at closing of the second equity or equity linked offering by, or placement into the Company and a fee of $6,663,435 at closing of the third equity or equity linked offering by, or placement into the Company. In addition, Jett Capital and CCM are collectively entitled to a cash fee of 5% of the PIPE financing proceeds for their services as co-placement agents, to be shared equally between CCM and Jett Capital. Should the PIPE financing proceeds be raised by Jett Capital not as co-placement agent, then Jett Capital is entitled to a cash fee of 5% of the PIPE financing proceeds along with private placement warrants equal to 5% of the total offering size.

On 27 February 2024, the Company entered into a letter agreement with CCM in respect to their fees in connection with the Business Combination. CCM are entitled to a fee of $1,250,000 at closing of the first equity or equity linked offering by, or placement into the Company, a fee of $1,250,000 at closing of the second equity or equity linked offering by, or placement into the Company and a fee of $1,250,000 at closing of the third equity or equity linked offering by, or placement into the Company. In addition, Jett Capital and CCM are collectively entitled to a cash fee of 5% of the PIPE financing proceeds for their services as co-placement agents, to be shared equally between CCM and Jett Capital.

The Company has no other contingencies as at 31 December 2023 and 2022.

CRITICAL METALS CORP
NOTES TO THE FINANCIAL STATEMENTS
(UNAUDITED)

12.	CASH FLOW INFORMATION

	Half-year ended 31 December 2023 $	Period from 14 October 2022 (Inception) through 31 December 2022 $
Reconciliation from net loss after tax to net cash used in operations
Net loss	(113,017)	(22,172)
Non-cash flows included in operating loss:
Changes in assets and liabilities:
Increase in trade and other payables	(37,830)	22,172
Increase in related party payable	150,940	—
Increase in other receivables	(92)	—
Net cash (used in) operating activities	—	—

13.	RELATED PARTY DISCLOSURES

During the half year ended 31 December 2023 and the year ended 30 June 2023, European Lithium Ltd paid for invoices on behalf of the Company in respect to the Transaction. in accordance with the terms of the business combination agreement, the balance will be repaid upon the closing of the Transaction.

14.	FINANCIAL INSTRUMENTS

a)	Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2 to the financial statements.

b)	Financial risk exposures and management

The main risks the Company is exposed to through its financial instruments are credit risk, foreign currency risk, interest rate risk, and liquidity risk.

c)	Credit risk exposures

Credit risk represents the loss that would be recognised if the counterparties default on their contractual obligations resulting in financial loss to the Company. The Company has adopted the policy of only dealing with creditworthy counterparties and obtaining sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial loss from defaults. The Company measures credit risk on a fair value basis.

d)	Liquidity risk

The Company manages liquidity risk by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities. Surplus funds are generally only invested in short term bank deposits.

CRITICAL METALS CORP
NOTES TO THE FINANCIAL STATEMENTS
(UNAUDITED)

14.	FINANCIAL INSTRUMENTS (cont.)

Contractual maturities of financial liabilities

		Less than 6 months $	6 – 12 months $	Between 1 and 2 years $	Between 2 and 5 years $	Over 5 years $	Total contractual cashflows $	Carrying amount of liabilities $
Financial Liabilities
Trade & other payables	31 December 2023	25,671	—	—	—	—	25,671	25,671
Related party payable	31 December 2023	185,542	—	—	—	—	185,542	185,542
Trade & other payables	30 June 2023	63,501	—	—	—	—	63,501	63,501
Related party payable	30 June 2023	34,603	—	—	—	—	34,603	34,603
Total	31 December 2023	211,213	—	—	—	—	211,213	211,213
Total	30 June 2023	98,104	—	—	—	—	98,104	98,104

e)	Net fair value

The carrying amount of financial assets and liabilities recorded in the financial statements represents their respective fair values determined in accordance with the accounting policies disclosed in Note 2 of the financial statements.

f)	Foreign currency risk

The Group operates internationally and is exposed to foreign exchange risk arising from commercial transactions. The Group converted assets and liabilities into the functional currency where balances were denominated in a currency other than the US dollar.

Set out below is an overview of financial instruments, other than cash and short-term deposits, held by the Group as at 31 December 2023:

		Fair value
	At amortised cost $	Through profit or loss $	Through other comprehensive income $
Financial assets
Trade and other receivables	3,125	—	—
Total current assets	3,125	—	—
Total assets	3,125	—	—

Financial liabilities
Trade and other payables	25,671	—	—
Related party payable	185,542	—	—
Total current liabilities	211,213	—	—
Total liabilities	211,213	—	—

CRITICAL METALS CORP
NOTES TO THE FINANCIAL STATEMENTS
(UNAUDITED)

14.	FINANCIAL INSTRUMENTS (cont.)

Set out below is an overview of financial instruments, other than cash and short-term deposits, held by the Group as at 30 June 2023:

		Fair value
	At amortised cost $	Through profit or loss $	Through other comprehensive income $
Financial assets
Trade and other receivables	3,033	—	—
Total current assets	3,033	—	—
Total assets	3,033	—	—

Financial liabilities
Trade and other payables	63,501	—	—
Related party payable	34,603	—	—
Total current liabilities	98,104	—	—
Total liabilities	98,104	—	—

15.	EVENTS AFTER THE REPORTING PERIOD

On 28 July 2022, the Company entered into a non-binding indicative term sheet (NBIO) with a US company listed on the NASDAQ, Sizzle Acquisition Corp. (NASDAQ: SZZL) (Sizzle), pursuant to which the parties agreed the indicative, non-binding terms on which the Company will effectively sell down its shareholding in the Company, ECM Lithium and ECM Lithium AT Operating GmbH (collectively EUR Austria), which hold the Wolfsberg Lithium Project and certain other mineral permits prospective for lithium in Austria, in consideration for the issue of shares representing an approximate 80% ownership interest in a newly-formed combined entity incorporated in the British Virgin Islands and named “Critical Metals Corp.” (CRML), which is expected to be listed on NASDAQ (Transaction). On 24 October 2022, the Company entered into a binding merger agreement (on terms consistent with the NBIO) between the Company, EUR Austria, Sizzle and other parties (Merger Agreement) and agreements which form exhibits to the Merger Agreement namely the investors agreement, the registration rights agreement and the lock-up agreement. The Transaction has been approved by shareholders of European Lithium Ltd, the parent entity of the Company on 20 January 2023. Subsequent to the period end, Sizzle stockholders approved the Transaction as a special meeting held on 22 February 2024 and approval for Critical Metals’ shares to be listed on the Nasdaq was received on 26 February 2024. CRML subsequently commenced trading on the Nasdaq on 28 February 2024.

On 8 February 2024, the Company, Sizzle, and Sizzle’s sponsor, VO Sponsor, LLC, a Delaware limited liability company (Sponsor), entered into separate subscription agreements (each, a Subscription Agreement) with three accredited investors affiliated with Empery Asset Management, LP (each, a PIPE Investor). Pursuant to the Subscription Agreements, the PIPE Investors agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to the PIPE Investors, an aggregate of 1,000,000 ordinary shares, par value US$0.001 per share (each, a Pubco Share), for a purchase price of US$10.00 per share, resulting in an aggregate purchase price of US$10 million for all three PIPE Investors (the PIPE Financing). The accredited investors’ subscription obligations under the Subscription Agreement have now been satisfied. They were partly offset on a share for share basis by open market purchases of Sizzle’s public shares of common stock, par value US$0.0001 per share (each, a Public Share) after Sizzle’s redemption deadline where the PIPE Investors made such purchases at no more than the redemption price and did not redeem such Public Shares (and where the Company would pay to the PIPE Investors at the consummation of the Transaction the difference between

CRITICAL METALS CORP
NOTES TO THE FINANCIAL STATEMENTS
(UNAUDITED)

15.	EVENTS AFTER THE REPORTING PERIOD (cont.)

the price paid by the PIPE Investors for such open market purchases and US$10.00 per share). Through a combination of the PIPE Financing and the open market purchases, the PIPE Investors purchased approximately US$10 million of shares in accordance with the Subscription Agreements. In addition to the above, the PIPE Financing included the issuance of a warrant by the Company to the PIPE Investors that will permit the PIPE Investors to purchase up to an additional 1 million ordinary shares at an exercise price of US$10.00 per share (subject to adjustment, including full ratchet anti-dilution protection), expiring on the first anniversary of the closing of the Transaction which together with the PIPE Financing and open market purchases described above, would raise a total of US$20 million if the warrant is fully exercised. The warrants in the Company are otherwise on standard terms and conditions.

On 26 October 2023, the Company entered into an additional investment facility with Vellar Opportunities Fund Master (Vellar), an investment vehicle managed by a New York based financial group, which is expected to provide the Company with US$10 million in capital at closing of the merger Transaction. On 8 February 2024, the Company terminated the facility with Vellar electing to instead enter into the facility with the PIPE Investors.

On 27 February 2024, the Company appointed Tony Sage as Executive Chairman and Director of the Company. On the same day, the Company appointed Carolyn, Trabuco, Malcolm Day and Mykhailo Zhernov as Directors of the Company.

No other matters or circumstances have arisen since the end of the financial year which significantly altered or may significantly alter the operations of the Company, the results of those operations or the state of affairs of the Company in financial years subsequent to 31 December 2023.